UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-10186

Good Humor–Breyer’s Savings Plan

(Exact name of registrant as specified in its charter)

Unilever United States, Inc., 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07332 (800) 272-6296

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Good Humor-Breyer’s Savings Plan

(Title of each class of securities covered by this Form)

None*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan for Union Employees of Unilever, as successor to the Good Humor–Breyer’s Savings Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Savings Plan for Union Employees of Unilever

Date:	June 29, 2009	By:	/s/ Pascale Thomas
Pascale Thomas
Plan Administrator

*      Effective December 31, 2008, the Good Humor-Breyer’s Savings Plan (the “GHB Plan”) merged with and into the Savings Plan for Union Employees of Unilever (the “Union Plan”), with the Union Plan as the surviving plan.  As a result of the merger, the GHB Plan and the interests therein ceased to exist.